Ex-99.3 a)

                              OFFICER'S CERTIFICATE

I, Jill Ballentine, hereby certify that I am the First Vice President, Loan Administration of Countrywide Home Loans, Inc., fka, Countrywide Funding Corporation, and further certifies the following for the fiscal year ended February 28, 1999:

         (A) That all premiums for each Hazard Insurance Policy, Flood Insurance Policy (if applicable) and Primary Mortgage Insurance Policy (if applicable), with respect to each Mortgaged Property, have been paid and that all such insurance policies are in full force and effect;

         (B) That all accrued and due real estate taxes, governmental assessments and any other expenses, that is not paid could result in a lien or encumberance on any Mortgaged Property, have been paid with respect to any Mortgaged Property, the reason for non-payment has been reported to your designated representative;

         (C) That the Officer signing this certificate has reviewed the activities and performance of the Servicer during the preceding fiscal year under the terms of the Servicing Agreement, Trust Agreement, Pooling and Servicing Agreement and/or Seller/Servicer Guide and to the best of this Officer's knowledge, the Servicer has fulfilled all of its duties, responsibilities or obligations, a description of each default or failure and the nature and status thereof has been reported to your designated representative;

         (D) That this Officer has confirmed that the Fidelity Bond, the Errors and Omissions Insurance Policy and any other bonds required under the terms of the Servicing Agreement, Trust Agreement, Pooling and Servicing Agreement and/or Seller/Servicer Guide are in full force and effect.



/s/ Jill Ballentine                                           5/21/99
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Jill Ballentine                                               Date
First Vice President
Loan Administration




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